Stolt Offshore S.A.


NEWS RELEASE

                 Stolt Offshore Announces First Quarter Results

London, England - April 23, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), announced today unaudited results for the first quarter which ended on February 29 2004.

Financial Highlights
--------------------------------------------------------------------------------
In $ Millions                                           1st Quarter Ended
                                                   -----------------------------
(except per share data)                            Unaudited          Unaudited
                                                   Feb.29.04          Feb.28.03
                                                   -----------------------------
Net Operating Revenue                               $276.4              $416.9
Gross Profit                                           9.2                12.4
Net Operating Loss                                   (11.0)              (11.2)
Net Loss                                             (18.5)              (18.3)

Loss per Share                                      $(0.18)             $(0.20)

Weighted-average Common Shares & Common Share        100.4                93.3
Equivalents Issued
--------------------------------------------------------------------------------

Q1 Highlights

o Group-wide operating performance generally in line with recovery plan objectives
o    Resolution and management of legacy issues
     - Satisfactory financial settlement of OGGS and Burullus claims
     - Continuing technical and operational issues on Bonga and Sanha
o $550 million Greater Plutonio win: largest contract in Stolt Offshore's history
o Significant financial restructuring achievements: $100 million new equity, $100 million Bonding Facility and $48 million sale of ROV business

Tom Ehret, Chief Executive Officer, said, "At the close of the first quarter, Stolt Offshore had achieved the main targets set in management's 2003 recovery plan. We are encouraged by the evident progress across all businesses, underpinned by the stream of recent contract awards. Early 2004 numbers continue to be negatively impacted by a trail of legacy issues, but we remain confident that the Group will begin to realise the benefits of restructuring in the second half of 2004."

Post-Period Highlights

o    Settlement of all outstanding claims on the Duke Energy/AGT Hubline project
o    Settlement of a significant, long-running patent dispute
o $245 million contract awards in the North Sea including 2006 extension on Langeled
o    $150 million contract award offshore Nigeria
o    $130 million contract awards offshore Trinidad
o    Debt conversion to equity of $50 million by a subsidiary of Stolt-Nielsen
     S.A.

Backlog
The backlog stands at $1,225 million of which $629 million is for execution in 2004. In addition to this backlog, we have received $863 million in signed letters of intent, including Greater Plutonio, Amenam and various North Sea contracts.

--------------------------       -------------   --------------   --------------
In $ millions as at                Apr.23.04       Nov.30.03        Apr.23.03
--------------------------       -------------   --------------   --------------
Backlog (Contracts)                 $ 1,225          $ 812           $1,482
--------------------------       -------------   --------------   --------------

Operating Review
Despite seasonal low levels of activity, Stolt Offshore's operations performed according to management expectations across all regions, with the exception of Bonga and Sanha in West Africa. In the Africa and Mediterranean Region (AFMED), while some projects were successfully and profitably progressed or completed during the quarter, Bonga continues to require close management attention as it moves through final offshore operational phases. On Sanha, following the identification of future potential costs related to hook up and commissioning work, the Company took swift action to make key management changes and commence negotiations with the client to contain cost overruns during the remaining life of the project.

North America and Mexico (NAMEX) and Northern Europe and Canada (NEC), whilst continuing to perform operationally as expected, have also delivered noteworthy new contract successes with the Trinidad and North Sea project wins displaying the local management's commercial strengths. As expected, both South America
(SAM) and Asia and Middle East (AME) continue to perform satisfactorily.

Financial Restructuring
During the quarter, Stolt Offshore completed a $100 million private placement in Europe, the conversion of Class B Shares into Common Shares and secured a $100 million Bonding Facility. The conversion by a subsidiary of Stolt-Nielsen S.A. of $50 million of subordinated loans into Common Shares was recently completed and the Company continues to work towards completion of the subsequent issue of approximately $50 million in new equity.

Significant progress was achieved on the disposal programme with the sale of the ROV drill support business for $48 million. Of the six ship disposal programme announced last year, the Seaway Kingfisher has been placed on a profitable long-term charter with purchase options. In addition, the Company has completed the sale of minor ships including Annette, American Eagle, Seaway Pioneer, Seaway Rover and Seaway Invincible. The Company maintains its expectations of raising $100-150 million on completion of the disposal programme in 2004.

Outlook & Current Trading
In line with previous announcements, Stolt Offshore anticipates that its markets, chiefly deepwater engineering and construction, will be flat in terms of execution through 2004, although there remain several large contracts to be awarded this year, for execution in future years. In the medium term, we continue to see a positive trend in our business with the strongest growth generated in West Africa, where Stolt Offshore is traditionally strong.

Stolt Offshore continues to make progress in reducing its cost base and neutralising persistent legacy contract problems. The benefits of restructuring are expected to begin to materialise in the Autumn of 2004, at which point Stolt Offshore expects its results to improve. The timing of this transition remains subject to several operational and commercial factors prompting the Company to remain cautious on guidance, although the management team continues to set itself the target of reaching breakeven in the Full Year.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any public offering of securities will be made by means of a prospectus.
********************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
********************************************************************************
Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information
A conference call will take place on Friday 23 April 2004 at 3pm BST* (10am EDT**). Lines will open 10 minutes prior to conference call.

Freephone Dial In Numbers:
UK                         :        0800 953 0938
USA                        :        1 866 389 9773
Norway                     :        800 16533
France                     :        0805 110 466
Italy                      :        800 783 256
Netherlands                :        0800 023 4993
International Dial In      :        44 1452 569 113

Reservation Number:                 1198803
*BST = British Summer Time   ** Eastern Daylight Savings Time

Replay Facility Details
This facility is available from 5pm BST (12 noon EDT) on Friday 23 April 2004, until 5pm BST (12 noon EDT) Friday 30 April 2004.

Freephone Dial In Numbers:
Dialling from the UK       :  0800 953 1533
Dialling from the US       :  1 866 276 1167
International Dial In      :  44 1452 55 00 00

Passcode                   :      1198803 #

Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com
                  ---------------------

Contact Information:
Julian Thomson/Fiona Harris
Stolt Offshore S.A.
UK +44 1224 718436
US  +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Tim Payne (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
tpayne@brunswickgroup.com

                                 -Tables Follow-

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                    Three Months Ended
                                          Unaudited                Unaudited
                                         February 29,             February 28,
                                            2004                      2003
                                       ----------------         ----------------

Net operating revenue                     $ 276,393                $  416,903
Operating expenses                         (267,150)                 (404,486)
                                       ----------------         ----------------
Gross Profit                                  9,243                    12,417

Equity in net income of non-
  consolidated joint ventures                 3,225                      (435)
Selling, general and administrative
  expenses                                  (29,390)                  (23,020)
Other operating income/(expense)              5,925                      (171)
                                       ----------------         ----------------
Net operating loss                          (10,997)                  (11,209)

Interest expense, net                        (4,584)                   (4,698)
Foreign exchange loss                          (778)                     (377)
                                       ----------------         ----------------
Loss before taxes and minority
  interests                                 (16,359)                  (16,284)
Income tax provision                         (1,895)                   (1,994)
                                       ----------------         ----------------
Loss before minority interests              (18,254)                  (18,278)
Minority interests                             (211)                      (65)
                                       ----------------         ----------------
Net loss                                  $ (18,465)               $  (18,343)
                                       ================         ================
PER SHARE DATA
Net loss per share
     Basic                                $   (0.18)               $    (0.20)
     Diluted                              $   (0.18)               $    (0.20)

Weighted average number of Common Shares
and Common Share equivalents outstanding
     Basic                                  100,375                    93,262
     Diluted                                100,375                    93,262

SELECTED INFORMATION
Capital expenditures                      $   1,579                $    5,682
Depreciation and amortization             $  15,281                $   24,887

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                          Unaudited                Unaudited
                                         February 29,             February 28,
                                            2004                      2003
                                       ----------------        -----------------

ASSETS

     Cash and cash equivalents            $ 184,431                $   10,605

     Other current assets(a)                350,886                   705,087

     Fixed assets, net of accumulated
       depreciation                         504,825                   770,420

     Other non-current assets                90,513                    90,678

     Assets held for sale                    76,372                         -
                                       ----------------         ----------------
               Total assets              $1,207,027                $1,576,790
                                       ================         ================
LIABILITIES AND SHAREHOLDERS' EQUITY

     Bank overdrafts                      $      21                $    2,471

     Current portion of long-term debt
       and capital lease obligations        131,404                    48,009

     Accounts payable and accrued
       liabilities                          520,440                   585,546

     Long-term debt and capital lease
       obligations                          263,605                   360,008

     Other non-current liabilities           48,901                    55,874

     Liabilities held for sale               56,380                         -

     Shareholders' equity

          Common Shares                     277,524                   152,524

          Class B Shares                          -                    68,000

          Paid-in-surplus                   441,744                   416,677

          Deficit                          (552,593)                 (135,835)

          Accumulated other comprehensive
            income/(loss)                    20,603                    23,516

          Treasury stock                     (1,002)                        -
                                       ----------------         ----------------
               Total shareholders'
                 equity                     186,276                   524,882
                                       ----------------         ----------------
               Total liabilities and
                 shareholders' equity    $1,207,027                $1,576,790
                                       ================         ================

Total interest-bearing debt and capital
  lease obligations, net of cash and
  cash equivalents                        $ 210,599                $  399,883
                                       ================         ================

(a) As at February 29, 2004 a total of $20 million of claims not yet formally agreed with customers has been included in other current assets. This compares to $53 million of claims and variation orders included in other current assets at February 28, 2003.

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in thousands)



     In Quarter 3 2003, the Company changed its method of reporting segmental information as a result of the business restructuring announced in the `Blueprint'. The information for 2003 has been restated from the prior year's presentation in order to conform to the new basis of segmentation.


     The Company has six reportable segments based on the geographic distribution of the activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of the SHL and NKT joint ventures, Serimer DASA and Paragon Engineering Services and Paragon Litwin. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

-------------------------------------------------------------------------------------------------------------------------------
For the three months ended
February 29, 2004                            AFMED        NEC        NAMEX       SAM         AME      Corporate      Total
-------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external (a)         $134,030    $ 63,594    $ 22,393   $ 14,738    $  6,788    $ 34,850    $  276,393
Net operating revenue - internal (b)         $      -    $  4,935    $  5,694   $  2,452    $ 11,007    $ 21,240    $        -
(Loss)/income from operations                $(30,650)   $ 13,871    $ (5,671)  $  7,797    $  1,046    $  2,610    $  (10,997)
    Interest expense, net                                                                                           $   (4,584)
    Foreign exchange loss                                                                                           $     (778)
-------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority interests                                                                            $  (16,359)
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
For the three months ended
February 28, 2003                            AFMED        NEC        NAMEX       SAM         AME      Corporate      Total
-------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external (a)         $217,908    $ 77,253    $ 86,569   $ 12,952   $  2,845    $ 19,376    $  416,903
Net operating revenue - internal (b)         $  2,681    $ 13,530    $  4,527   $     -    $  4,392    $ 22,449    $        -
(Loss)/income from operations                $(21,542)   $  6,948    $  4,471   $  3,058   $ (2,388)   $ (1,756)   $  (11,209)
    Interest expense, net                                                                                          $   (4,698)
    Foreign exchange loss                                                                                          $     (377)
-------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority interests                                                                           $  (16,284)
-------------------------------------------------------------------------------------------------------------------------------

     (a) Two customers each individually accounted for more than 10% of the Company's revenue for the quarter ended February 29, 2004. The revenue from these customers was $103.1 million and was attributable to the AFMED segment. In the quarter ended February 28, 2003, three customers accounted for more than 10% of the Company's revenue. The revenue from these customers was $121.1 million for the quarter and was attributable to the AFMED and NAMEX segments.

     (b) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.